Exhibit 21.1

ALPHATEC HOLDINGS, INC.

Subsidiary Name	Jurisdiction of Incorporation
Alphatec Spine, Inc.	California
Alphatec Pacific, Inc. (subsidiary of Alphatec Spine, Inc.)	Japan
Alphatec GmbH (subsidiary of Alphatec Spine, Inc.)	Germany
Milverton Ltd. (subsidiary of Alphatec Spine, Inc.)	Hong Kong
NexMed, Inc. (subsidiary of Alphatec Spine, Inc.)	California